(202) 274-2029

kweissman@luselaw.com

April 28, 2006

VIA EDGAR AND FAX

Mr. Mark Webb

Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, EE

Washington, DC 20549

RE:

ES Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-133029

Dear Mr. Webb:

On behalf of ES Bancshares, Inc. (the “Registrant”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the above captioned Registration Statement. Set forth below are the company’s responses to the Staff’s comment letter dated April 20, 2006.

Exhibits 4.2 and 4.3

1.

Both Exhibit 4.2 and 4.3 appear to be issued by Empire State Bank rather than the registrant. Please include warrant agreements for the warrants being exchanged and issued by the registrant, rather than for the warrant agreements.

As noted in the proxy statement/ prospectus, the Registrant currently does not intend to exchange the common stock purchase warrant certificates of Empire State Bank (the “Bank”) for warrant certificates of the Registrant, although it may later decide to do so. As a result, the certificates included as Exhibit 4.2 which common stock purchase warrant holders now hold representing the right to purchase shares of the Bank will, after completion of the holding company reorganization, be automatically deemed to represent the right to purchase shares in the Registrant.

Included as Exhibit 4.3 is a warrant agreement for the organizer warrants of the Registrant.

2.

Exhibit 4.2 appears to be a form of Common Stock Purchase Warrant, rather than the Warrant Agreement.  Please file the Warrant Agreement, or confirm to us that there is none.

As discussed with the staff, there is no warrant agreement for the common stock warrants

Exhibit 5

3.

We note that you have limited your opinion to federal law and the corporate law of the state of Maryland; however the current warrant agreement you have provided is governed by the state of Delaware. Please revise so that the opinion actually covers the agreements that are its subject. You may be able to solve this problem by filing the correct warrant agreements.

The opinion included as Exhibit 5 has been amended as requested.

4.

Please revise the last sentence of the second paragraph of your opinion. You can make the assumptions you are making only about the parties that are not your client; otherwise you are assuming the opinion.

The opinion included as Exhibit 5 has been amended as requested.

Tax Opinion, Exhibit 8

5.

The tax opinion in a registration statement is not confidential advice within the meaning of Section 7525 of the Code. Consequently, the paragraph you devote to this section is inappropriate and should be deleted.

The tax opinion included as Exhibit 8 has been updated as requested.

6.

You can limit reliance on opinions with regard to purpose, but not person. Please revise.

The tax opinion included as Exhibit 8 has been updated as requested.

7.

Please include a consent to both the reproduction of your opinion as an exhibit and to the prospectus discussion.

The tax opinion included as Exhibit 8 has been updated as requested.

If you have any questions or comments on these matters, please do not hesitate to contact the undersigned at (202) 274-2029 or Eric Envall, Esq. at (202) 274-2034.

Sincerely,

/s/ Kip A. Weissman

Kip A. Weissman

cc:

Todd Schiffman

Kathryn McHale

Anthony P. Costa

Philip P. Guarnieri